ADMINISTRATIVE & OPERATING

SERVICES AGREEMENT

The MP63 Fund, Inc.

This Agreement is made and entered into as of the __17th___day of August, 2022, by and between The MP63 Fund, Inc., a Maryland corporation (the "Fund"), and Moneypaper Publications LLC, (hereinafter referred to as " LLC").

WHEREAS, the Fund is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the "Act"), and authorized to issue shares representing interests in the following series:

The MP63 Fund, Inc (the "Fund''); and

WHEREAS, Moneypaper Advisor previously entered into an Investment Advisory Agreement (the "Advisory Agreement") with the Fund, dated March 1, 1999 for the provision of investment management services to the Portfolio; and

WHEREAS, pursuant to section 6 of that Advisory Agreement, Manager may provide services to the Fund that fall outside the scope of portfolio management, or arrange for others to provide such services; and

WHEREAS, the Fund and the LLC, an affiliate of the Advisor, desire to enter into an agreement separate and apart from the Advisory Agreement for the provision of such services to the Fund for a stated compensation.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the Fund and Manager agree as follows:

1.

OBLIGATIONS OF LLC

(a)

Services. The Fund hereby retains LLC to provide, or arrange for others to provide, services to the Fund in the manner and to the extent that such services are reasonably necessary for the operation of the Fund and are not provided by other parties pursuant to other written agreements between the Fund and such parties. Examples of such services include, but are not limited to:

1.

Preparation of reports describing the operations of the Fund, including the costs of providing such reports to those who request such information including inquiries from news organizations, governmental bodies including the SEC, fund lawyers, accountants, and distributors.

2. Sub-accounting and record keeping services. This includes a daily calculation to establish the reasonableness of the fund accounting as provided by the Administrator.

3. Auditing the Administrator’s monthly P&L statement.

4. Executing broker/dealer functions on a daily basis. Providing details of these transactions to the Advisor, to the Administrator, and the Custodian Bank. Daily access to the Depository Trust Company for efficient settlement of transactions.

5. Shareholder communication services, including the costs of designing and preparing shareholder documents and production-related services, including competitive pricing.

6. Mailing-list formatting (and programming when needed) and mail room services (when needed).

7. Management and responses to shareholder inquiries (in both English and Spanish).

8. Design and maintenance of shareholder web site.

9. Programming to facilitate shareholder communications via the Internet.

10. Negotiating with fund service providers-including legal, accounting, transfer agency, and banking.

11. General Administrative work, including verifying and authorizing expenses for the Fund and ongoing involvement in compliance issues related to the Fund.

12. Such other services as may be required by the Fund from time to time, at the agreement of the parties to this Agreement.

(b)

Staff and Facilities.  LLC assumes and shall pay for maintaining the staff, personnel, space, equipment and facilities necessary to perform its obligations under this Agreement. However, nothing in this Agreement makes it necessary for the LLC to continue to provide such services should it no longer be feasible to do so under the terms of this Agreement.

(c)

Limitation: This Agreement assumes approximately the current level of assets and does not preclude the Administrator from seeking additional compensation for the LLC, if and when Fund assets are sufficient to fully compensate LLC for expenses within an expense ratio that the Portfolio Manager deems to be appropriate.

2.

OBLIGATIONS OF THE FUND

Fee. For its services to the Fund under this Agreement, the Fund agrees to pay a yearly fee of up to $216,000. Starting January 1, 2023 the Administrator will be paid $10,500 monthly or $126,000 annually. It is the Advisor’s intention to maintain fees at the $10,500 level until, in the Advisor’s opinion, it is in the best interest of the Fund shareholders to pay more. The Fund will reimburse Administrator for reasonable out-of-pocket expenses related to the provision of the Services.

3.

Term. This Agreement shall remain in effect until terminated by either party. Either party may terminate this Agreement at any time upon 60 days written notice to the other party.

4.

Notices. Except as otherwise provided in this Agreement, any notice or other communication required by or permitted to be given in connection with this Agreement will be inwriting and will be delivered in person or sent by first class mail, postage prepaid or by prepaid overnight delivery service to the respective parties as follows:

If to the Fund

The MP63 Fund, Inc.

c/o Mutual Shareholder Services 8000 Town Center Drive, Ste. 400 Broadview Heights, OH 44147

Attn: Greg Getts Administrator

If to the LLC

Moneypaper Publications, LLC

111 Pleasant Ridge Rd.

Harrison, NY  10528

Attn: Vita Nelson President

5.

Choice of Law This Agreement shall be construed in accordance with the laws of the State of New York, without regard to any conflict of law provisions of that

jurisdiction.   To the extent that the laws of New York conflict with any applicable federal law governing the services to be provided pursuant to this Agreement, such federal law shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

The MP63 Fund, Inc.

Moneypaper Publications, LLC

By: Gregory B Getts                                                By: Vita Nelson

Its:  Assistant Secretary                                            Its:  President